Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Administrative Committee
Harleysville Group Inc.:

We consent to the incorporation by reference in the registration statement (Nos. 333-105108) on Form S-8 of Harleysville Group Inc. of our report dated June 27, 2008, with respect to the statements of financial condition of the Harleysville Group Inc. Employee Stock Purchase Plan as of December 31, 2007 and 2006, and the related statements of income and changes in plan equity for each of the years in the three-year period ended December 31, 2007, which report appears in the December 31, 2007 Harleysville Group Inc. Employee Stock Purchase Plan annual report on Form 11-K of Harleysville Group Inc.

/s/  KPMG LLP

Philadelphia, PA

June 27, 2008